Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Identifies Additional Drill Defined Zones Including 31.5 Meters of 1.22% Copper and 15.1 g/t Silver at the Golcuk Property in Turkey

Vancouver, British Columbia, April 13, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce results from the Golcuk property that include recent assays of previously un-sampled core from earlier programs that expanded the drill defined copper-silver zones. In addition, EMX has identified three new targets defined by copper-in-soil anomalies (i.e., greater than 100 ppm) and reconnaissance rock samples that include assays of 4.28% copper and 16.5 g/t silver. These new targets demonstrate the presence of copper mineralization up to several kilometers from the original area of focus, and underscore the limited nature of previous exploration and broader potential of the property. The Company is considering joint venture opportunities on the property given the upside exploration potential highlighted by these new results. Please see www.eurasianminerals.com for more information.

Discussion of Exploration Results. The copper mineralization at Golcuk primarily occurs as stacked, stratabound horizons of disseminated copper-silver mineralization hosted in Eocene volcanic rocks. In addition, mineralization occurs in localized cross-cutting fault-controlled veins and stockworks of bornite and chalcopyrite.

Previous exploration and drilling conducted in the 1970s by Etibank (Turkish State mining company), and subsequently by RTZ Corporation, focused on a 250 by 200 meter central mineralized zone characterized by historic Roman-era pits and slag piles, and copper oxide stained outcrops. EMX leased the Golcuk property to Turmenka Madencilik Sanayi ve Ticaret A.S. (Turmenka”) in 2007, and they conducted a thirteen hole, 1,863 meter core program to follow-up on the Etibank results. Eight Turmenka holes intersected mineralization greater than 1% copper and 11 g/t silver, including an intercept in hole TGSJ-18 of 13.5 meters averaging 2.57% copper and 41.9 g/t silver. The property reverted back to 100% EMX control in 2008.

EMX reviewed the Turmenka core and identified additional mineralized intervals that were not previously assayed. A handheld XRF (x-ray fluorence) analyzer was used to generate fast, inexpensive, semi-quantitative copper assays over the entire length of the drill core for each hole. Additional mineralized intervals recognized from this assessment were then sent in for standard assay analysis, resulting in the identification of new mineralized horizons, as well as the expansion of zones already known (see table below).

Drill Hole	From (m)	To (m)	Interval (m)	True Thickness (m)*	Cu %	Ag (g/t)	Comments
TGSJ-8 Including Including	72	103.5	31.5	30.54	1.22	15.1	Zone expanded. Originally reported from 87-100.5m as 13.5m @ 1.6% Cu & 20.9 g/t Ag.
	76.5	81.0	4.50	4.37	1.90	23.2
	87.0	94.5	7.5	7.27	1.9	28.3
TGSJ-11	78.0	87.0	9.0	9.0	1.43	11.1	Zone expanded. Originally reported from 79.5-85.5m as 6m @ 1.8% Cu &16.2 g/t Ag.
TGSJ-18 Including	12.0	21.0	9.00	7.79	2.04	18.9	New zones identified (12-21m and 63- 64.5m).
	63.0	64.5	1.50	1.30	1.71	15.8
	87.0	100.5	13.5	11.69	2.57	41.9
	87.0	91.5	4.5	3.89	3.57	60.5

*Approximate estimate given current interpretation.

3rd Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

As a broader component of EMX’s re-assessment of the property’s exploration potential, a soil sampling survey covering an area of approximately 4.5 by 2.0 kilometers on a 50 by 50 meter grid was completed. A total of 2,856 samples were analyzed for copper with the handheld XRF. This rapid field-based assessment extended the size of the central target area a further 300 meters up-slope, and also identified three additional target areas of anomalous copper geochemistry (i.e., greater than 100 ppm Cu) for follow-up (also see attached map):

-	Target A, a 225 by 275 meter area just 150 meters east of the central zone mapped as basalts and andesites with copper oxides, disseminated chalcocite, and historic pits.
-

Target B, a 550 by 375 meter area 800 meters north of the central zone mapped as altered basalts with disseminated chalcocite, and characterized by two rock grab samples that returned 3.03% copper with 14.2 g/t silver and 3.49% copper with 12.8 g/t silver.

-

Target C, a 470 by 650 meter area 1.7 kilometers west of the central zone with altered basalts, copper oxides, numerous historic pits, and four rock grab samples that averaged 2.71% copper and 10.6 g/t silver.

In addition to the basalt-andesite hosted targets outlined above, there is also a 1,900 by 650 meter open-ended copper anomaly to the southeast hosted by agglomerates and sedimentary units. General similarities have been noted with basalt/sediment-hosted deposits from elsewhere in the world (i.e., Keweenaw Michigan copper deposits), and EMX is currently evaluating this target model.

Golcuk Overview. The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeastern Turkey, and consists of one EMX exploration license covering 4,000 hectares. Historic exploration by Etibank consisted of seven core holes totaling 1,113 meters, with the best hole intersecting 34 meters (85-119 m) averaging 1.36% copper. RTZ Corporation drilled a single core hole that yielded 17 meters (80-97 m) averaging 1.17% copper and 11.7 g/t silver. The Company has reviewed the historic results, and considers them to be reliable and relevant.

Comments on Sampling, Assaying, and QA/QC. EMX and Turmenka’s drill samples were collected in accordance with accepted industry standards, and as established with EMX’s guidance. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. The copper and silver analyses were determined by ICP-AES and MS techniques. QA/QC analysis was performed on all assay results, including the utilization of certified reference materials, blanks, and field duplicates.

EMX’s XRF analyses were conducted with a Niton XL 900S handheld analyzer. EMX’s XRF QA/QC procedures included the use of standards, duplicates, and comparison with ALS Chemex analytic results. The Turmenka core was systematically analyzed with the Niton, generally in 20 centimeter increments down the hole, and copper anomalous intervals not previously assayed were sent to ALS for standard analysis. A total of approximately 690 meters of core were analyzed both at ALS Chemex and with the Niton XRF analyzer. On a length weighted basis, the ALS Chemex analyses averaged 2.76% and the Niton analyses averaged 2.25% . The comparison suggests that the Niton and ALS analytic results are in overall agreement, and forms the basis for using the soil sample XRF copper results as a general guideline (i.e., within 20%) for anomaly detection and delineation.

EMX is exploring and investing in a first class mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

3rd Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email:valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com